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As filed with the Securities and Exchange Commission on May 10, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MICRO COMPONENT TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0985960 (I.R.S. Employer Identification No.)
2340 West County Road C, St. Paul, Minnesota 55113 (651) 697-4000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Roger E. Gower
President and Chief Executive Officer
2340 West County Road C
St. Paul, Minnesota 55113
(651) 697-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Charles C. Berquist, Esq. James C. Diracles, Esq. Best & Flanagan LLP 225 South Sixth Street, Suite 4000 Minneapolis, Minnesota 55402-4690 (612) 339-7121

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

        If the registrant elects to deliver its latest annual report to the security holders, or a complete and legible facsimile thereof, pursuant to ITEM 11 (a) (1) of this Form, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PER PRICE SHARE	PROPOSED MAXIMUM AGGREGATE PRICE	AMOUNT OF REGISTRATION FEE

Common Stock, par value $0.01 per share	7,269,943(1)(2)	$.29(3)	$2,108,283(3)	$248.14(3)

(1)
Includes: (a) 515,280 additional shares of common stock issuable upon the conversion of convertible notes sold to purchasers in a private placement we completed on December 23, 2001, (b) 1,910,484 additional shares estimated to be issuable in payment of interest on the convertible notes through 2006, (c) 2,718,244 additional shares issuable upon the conversion of promissory notes issued on March 9, 2004, to a lender in connection with a financing transaction, (d) 475,935 additional shares issuable in payment of interest on the promissory notes, (e) 150,000 shares issuable upon exercise of a warrant granted to the lender in connection with the 2004 financing transaction, and (f) 1,500,000 shares issuable upon exercise of an option granted to the same lender in connection with another financing transaction on April 29, 2005.

(2)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time as a result of stock splits, stock dividends, or similar transactions pursuant to the anti-dilution provisions in the convertible notes and warrant.

(3)
Estimated solely for purposes of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices per share reported by the OTC Bulletin Board on May 6, 2005.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (a), MAY DETERMINE.

        PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS FOR USE IN THIS OFFERING AND THE OFFERING OF SHARES INCLUDED IN THE REGISTRANT'S PRIOR REGISTRATION STATEMENTS ON FORM S-2, REGISTRATION NO. 333-104590, EFFECTIVE APRIL 28, 2003, REGISTRATION NO. 108072, EFFECTIVE OCTOBER 16, 2003, AND REGISTRATION NO. 333-115125, EFFECTIVE MAY 19, 2004. PURSUANT TO RULE 429(b) UNDER THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT SHALL ACT AS A POST-EFFECTIVE AMENDMENT TO THE EARLIER REGISTRATION STATEMENTS.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT COVERING THE SECURITIES FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SECURITIES NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated May 10, 2005

PROSPECTUS

Micro Component Technology, Inc.

26,121,530 Shares

Common Stock

        This prospectus relates to the offer and sale of up to 26,121,530 shares of our common stock by the selling shareholders listed on page 12. We will not receive any of the proceeds from the sale of the shares by any of the selling shareholders.

        The selling shareholders may offer their shares of common stock though public or private transactions, on or off the OTC Bulletin Board, at prevailing market prices, or at privately negotiated prices.

        Our common stock is listed on the OTC Bulletin Board and trades under the symbol "MCTI". On May 6, 2005, the closing sale price of a share of our common stock on the OTC Bulletin Board was $.29.

        THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated May            , 2005.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	6
RECENT DEVELOPMENTS	9
USE OF PROCEEDS	10
SELLING SHAREHOLDERS	11
PLAN OF DISTRIBUTION	15
DESCRIPTION OF OUR CAPITAL STOCK	17
LEGAL MATTERS	18
EXPERTS	18
DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS	18
WHERE YOU CAN FIND MORE INFORMATION	19
INDEMNIFICATION	19

        References in this prospectus to "MCT," "the Company," "we" and "our," unless the context otherwise requires, refer to Micro Component Technology, Inc., a Minnesota corporation, and its consolidated subsidiaries and their respective predecessors.

        You should rely only on the information contained in and incorporated by reference into this prospectus. We have not authorized anyone to provide you with different or additional information from that contained in and incorporated by reference into this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is legal to sell these securities. The information contained in and incorporated by reference into this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

        Our trademarks used in or incorporated by reference in this prospectus are: MCT, Infinity Systems, Aseco, Tapestry®, Smart Solutions, SmartMark, SmartSort, SmartTrak, Isocut, MCT 5100, MCT 7632, S-170 and S-130. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

        This summary highlights some information contained in, and incorporated by reference into, this prospectus. You should read the entire prospectus carefully, including the section entitled "RISK FACTORS" and our financial statements and related notes, which are incorporated by reference into this prospectus, before deciding to invest in our common stock.

About MCT

        MCT is a Minnesota corporation. MCT has three wholly owned active operating subsidiaries, Micro Component Technology Asia Pte. Ltd., ("MCT Asia"), MCT Asia Sdn. Bhd., ("Penang"), and MCT Philippines, Inc. ("Philippines"). Our principal executive offices are located at 2340 West County Road C, St. Paul, Minnesota 55113 and our telephone number at that location is (651) 697-4000. Our Web site is located at www.mct.com. The information on our Web site is not part of this prospectus.

Our Business

        We are a leading supplier of integrated automation solutions for the global semiconductor test and assembly industry. We offer complete and comprehensive equipment automation solutions for the test, laser mark, and mark inspect for the back-end of the semiconductor manufacturing process that significantly improve our customers' productivity, yield and throughput. Our solutions include our series of integrated Smart Solutions, automated test handlers, factory automation software and equipment integration services. Our customers include many leading semiconductor companies and many of the leading back-end contract test and assembly companies. We believe we have one of the world's largest installed bases of handlers used to test semiconductor devices.

The Offering

        The selling shareholders are offering 10,078,357 shares of common stock issuable upon the conversion of convertible promissory notes sold by us in December 2001; 5,656,424 shares issuable in payment of interest on the notes through 2006; 3,166,869 shares sold by us in a private placement in March 2003; 253,350 shares issuable upon exercise of a warrant issued to the placement agent engaged in the March 2003 private placement; 30,000 shares issuable upon exercise of a warrant issued to a lender in June 2003 in connection with a line of credit; 4,226,188 shares issuable upon the conversion of promissory notes issued on March 9, 2004 to another lender; 660,342 shares issuable as payment of interest on the promissory notes issued on March 9, 2004; and 2,050,000 shares issuable upon exercise of warrants and options granted to the other lender; for a total of 26,121,530 shares. We are registering the resale of these shares to permit the selling shareholders to resell the shares in the public market.

Common stock offered by the selling shareholders	26,121,530
Common stock outstanding as of May 6, 2005	25,566,514
OTC Bulletin Board Symbol	MCTI

Use of Proceeds

        MCT will not receive any proceeds from the sale of the common stock, except for proceeds which may be received from the exercise of warrants issued to the placement agent and the lenders, which will be used for general working capital purposes. See "USE OF PROCEEDS."

Risk Factors

        This prospectus involves certain investment risks. See "RISK FACTORS".

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents that are or will be incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements concerning the conditions in our industry, our operations, economic performance and financial condition. The words "believe," "expect," "anticipate," "intend" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current predictions of future performance and are subject to a number of risks and uncertainties, including, without limitation, those identified in the "Risk Factors" section below and elsewhere in this prospectus, or the documents incorporated by reference into this prospectus, and other risks and uncertainties indicated from time to time in our filings with the SEC. In light of the risk factors noted below and other uncertainties, there can be no assurance that the matters referred to in the forward-looking statements will in fact occur. Actual results could differ materially from these forward-looking statements. We do not undertake to update our forward-looking statements or the risk factors noted above to reflect future events or circumstances.

RISK FACTORS

        INVESTING IN OUR COMMON STOCK INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS IN ANALYZING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. IF ANY OF THE FOLLOWING EVENTS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK.

On April 11, 2005, judgment was entered against the Company in the amount of $379,000 in a lawsuit brought by a prior landlord in California.

        The Company is attempting to reach agreement with the landlord that will allow the Company to pay the judgment over time. If no such agreement can be reached, the landlord could take action against the Company to collect the judgment, which could have a material adverse impact on the Company's operations and financial condition. As of March 26, 2005, we have recorded $450,000 in accounts payable with respect to the settlement of this matter. Also, unless the Company is able to obtain waivers from the holders of its 10% Subordinated Convertible Notes (the "Notes"), entry of this judgment will result in a default under the Notes, after expiration of the applicable 60 day cure period. This would give the holders of the Notes the right to declare the Notes to be immediately due and payable, in the total amount of $3,630,000 as of March 26, 2005. This would have an immediate and material adverse impact upon the Company's operations and financial condition. The Company is currently in negotiations with the holders of the Notes, seeking to obtain default waivers. There is no assurance that such waivers will be obtained.

Our ability to continue as a "going concern" is uncertain.

        Our 2004 audited consolidated financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Report of the Independent Registered Public Accounting Firm included therein contains an explanatory paragraph that raises substantial doubt about our ability to continue as a going concern.

        As of March 26, 2005, the Company had an accumulated deficit of $100.9 million and incurred a net loss of $1.1 million for the three-month period ended March 26, 2005. As of March 26, 2005, the Company had cash and cash equivalents of $194,000, working capital of $644,000, a current ratio of 1.14, total assets of $5.9 million and total liabilities of $9.6 million. We expect to expend cash and incur operating losses at the current net sales levels at least through the first half of 2005.

        On April 29, 2005, we completed a financing transaction in which we borrowed an additional $2,500,000. However, we estimate that we will need to raise additional capital through debt or equity offerings, further modify our existing credit agreements, sell assets, make significant structural cost reductions or take a combination of these actions. We are actively pursuing these activities; however, there is no assurance that we will be successful in any of these activities. If we are unsuccessful in obtaining sufficient financing, restructuring our existing credit agreements, or completing further restructuring initiatives, our operations and financial condition might be materially negatively impacted and we could be required to take actions that could harm our business, including potentially ceasing certain or all of our operations.

The success of our new products depends upon customer acceptance of both the testing of semiconductor devices in strip form and the automation of the back-end of the semiconductor manufacturing process.

        Several of our new products, including our Tapestry strip handler and other Smart Solutions products, are used to test and process semiconductor devices in strip form. Assembly of semiconductor devices in strip form is the standard industry practice. However, we cannot assure you that testing of semiconductor devices in strip form will become widely accepted by the industry. Until recently, most semiconductor manufacturers believed it was necessary to test semiconductors after they were cut from the strips because they believed the act of cutting the strips containing the semiconductor devices, referred to as singulation, could result in damage or contamination to the semiconductor devices and, as a consequence, make the prior test results unreliable.

        We introduced our Tapestry handling system in February 1999. In May 2000, we introduced other Smart Solutions products, which provide additional process capability for handling and testing semiconductor devices in strip form. In July of 2003, we introduced our Tapestry SC, a second-generation system. In July of 2004, we introduced our Tapestry SC SmartMark, a second-generation system. Our new products are attractive to customers only if the customers can see the value of automating the test and assembly portions of their semiconductor manufacturing operations. Although semiconductor manufacturers have automated the wafer fabrication portion of their operation, or the front-end of the semiconductor manufacturing process, very few semiconductor manufacturers have invested a significant amount of capital to automate the test and assembly portions of their operations. We are introducing new products for technologies, which may not be accepted on a wide-scale basis by the industry. If either the testing of semiconductor devices in strip form or wide-scale automation of the back-end is not accepted by the industry, our net sales likely will suffer.

Downturns in semiconductor industry business cycles could have a negative impact on our operating results.

        Our business depends heavily upon capital expenditures by semiconductor manufacturers. The semiconductor industry is highly cyclical, with periods of capacity shortage and periods of excess capacity. In periods of excess capacity, the industry sharply cuts purchases of capital equipment, such as our products. Thus, a semiconductor industry downturn or slowdown substantially reduces our revenues and operating results and could hurt our financial condition. In the fourth quarter of 2000, the semiconductor capital equipment industry went into a severe downturn. This downturn intensified and continued throughout most of 2003, which adversely impacted our revenues, operating results and financial position. In late 2003, the market stabilized through the first half of 2004. However, in mid-2004, the market again slowed and in some segments contracted up to 40% on a bookings level. Most industry forecasts expect a market stabilization in mid 2005; however, this cannot be predicted with great certainty or if the market will return to its historical growth rates.

We have offered automation solutions and, unless we effectively market our company as a provider of automation solutions, our expected financial results will suffer.

        We offer equipment automation solutions and software development services. These solutions and services require different marketing techniques and involve a more extensive decision-making process by customers than for our traditional handler products. We need to successfully market our automation products using different sales methods than we have previously used.

        We acquired an automation software business in June 1999 and introduced our first suite of products to provide an automation solution for the testing portion of semiconductor manufacturing in May 2000. The sales from these operations make up less than 3%, 6% and 5% of net sales for the years ended December 31, 2004, 2003 and 2002, respectively. Our future success is dependent upon being able to successfully market our automation products. If we are not successful in effectively marketing ourselves as an equipment automation solutions provider to the semiconductor industry, our results of operations and financial condition will suffer.

We invest heavily in research and development efforts and our financial results depend upon the success of these efforts.

        We have spent, and expect to continue to spend, a significant amount of time and resources developing new products and refining existing products and systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of new systems.

        Our ability to introduce and market new products successfully is subject to a wide variety of challenges during this development cycle, such as design defects or changing market requirements that could delay introduction of these systems. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales needed to recoup our research and development expenditures.

Our operating results often have large changes from period to period, which may result in a decrease in our stock price.

        Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or operating results or lead to significant variability in our operating results. A variety of factors could cause this variability, including the following:

  •
  the cyclical nature of the semiconductor industry;

  •
  delays in, or cancellation of, significant system purchases by customers;

  •
  delays in the development, introduction and production of our products;

  •
  changes in the mix of our products and their gross margins;

  •
  new product introductions by competitors and competitive pricing pressures;

  •
  the time required for us to adjust our operating expenses to respond to changes in sales and market conditions;

  •
  the timing of any future acquisitions and their effect on our financial results;

  •
  component shortages resulting in manufacturing delays; and

  •
  pressure by customers to reduce prices, shorten delivery times and extend payment terms.

        We cannot predict the impact of these and other factors on our sales or operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below expectations of security analysts or investors in some future periods. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

Our stock price is volatile and it may drop unexpectedly.

        Stock prices of companies in the semiconductor equipment industry, including ours, can swing dramatically with little relationship to operating performance. Factors, which could cause our stock price to change, include:

  •
  changes in the market's view of the semiconductor industry in general;

  •
  changes in our quarterly operating results for the reasons set out in the previous risk factors for other reasons;

  •
  changes in our reported financial results based on accounting pronouncements;

  •
  changes in research analysts' expectations for us or our industry or failure to meet research analysts' estimates;

  •
  changes in the general economic conditions or developments in the semiconductor industry which affect investors confidence;

  •
  announcements by us or our competitors of technological innovations or new or enhanced products;

  •
  issuance of equity or convertible debt instruments to satisfy future financing requirements.

        Additional factors, which may impact our results, include:

  •
  we depend upon a few customers for the majority of our revenues and a reduction in their orders could adversely affect us;

  •
  our operating results would be harmed if one of our key suppliers fails to deliver components for our products;

  •
  the loss of any of our key personnel could harm our business;

  •
  our markets are very competitive and demand for our products may decrease if additional competitors enter our markets;

  •
  our dependence upon international sales involves significant risk;

  •
  the possible adverse impact of economic or political changes in the market we serve; and

  •
  our inability to obtain financing to fund continuing or expanding operations.

        Fluctuations or decreases in the trading price of our common stock may adversely affect the ability to trade our shares. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financing.

RECENT DEVELOPMENTS

        On January 28, 2005, we completed an amendment to the financing agreement with our institutional lender Laurus Master Fund, Ltd. ("Laurus"). Under the terms of the amendment, $800,000 of principal payments on the $2.0 million long-term convertible note scheduled to begin on February 1, 2005 have been deferred for one year, and the maturity date of the $2.0 long-term convertible note has also been extended for one year from March 2007 to March 2008. As a part of this amendment, the fixed conversion prices related to both the $3.0 million secured working capital line of credit and the $2.0 long-term convertible note were reduced to $0.60 and $0.56, respectively. Additionally, we issued the lender a seven-year warrant to purchase 150,000 shares of common stock at a price of $0.67.

        On February 25, 2005, we completed a second amendment to the agreement with the holders of our 10% Senior Subordinated Convertible Notes, wherein holders of 80% of the remaining Notes, representing $2.9 million, agreed to continue to accept stock in payment of interest for the remaining four interest payments through December 24, 2006. As part of this amendment, we agreed to reduce the Note conversion price to $0.85 per share, and use our best efforts to register the additional shares with the SEC.

        On April 11, 2005, judgment was entered against the Company in the amount of $379,000 in a lawsuit brought by a prior landlord in California. The Company is attempting to reach agreement with the landlord that will allow the Company to pay the judgment over time. If no such agreement can be reached, the landlord could take action against the Company to collect the judgment, which could have a material adverse impact on the Company's operations and financial condition. As of March 26, 2005, we have recorded $450,000 in accounts payable with respect to the settlement of this matter. Also, unless the Company is able to obtain waivers from the holders of its 10% Subordinated Convertible Notes (the "Notes"), entry of this judgment will result in a default under the Notes, after expiration of the applicable 60 day cure period. This would give the holders of the Notes the right to declare the Notes to be immediately due and payable, in the total amount of $3,630,000 as of March 26, 2005. This would have an immediate and material adverse impact upon the Company's operations and financial condition. The Company is currently in negotiations with the holders of the Notes, seeking to obtain default waivers. There is no assurance that such waivers will be obtained.

        On April 29, 2005, we completed another financing transaction with Laurus in which we borrowed an additional $2,500,000 from Laurus. The agreement provides for monthly interest payments at a rate equal to prime plus 1.75%. Beginning six months after the closing, we are required to make monthly payments equal to 1/30th of the principal amount until three years after the closing, at which time the entire remaining principal and accrued interest is due and payable in full. The loan is convertible into shares of the Company's common stock at a price of $.23 per share. The Company also issued Laurus an option to purchase 2,556,651 shares of common stock at an exercise price of $.01 per share. The Company received net proceeds of approximately $2.4 million at the closing. Issuance of shares upon conversion of the note or exercise of the warrant by Laurus in excess of the 40,000,000 shares of common stock currently authorized in the Company's Articles of Incorporation is contingent on shareholder approval at the next Annual Meeting of the Shareholders of an amendment to the Articles of Incorporation increasing the number of authorized shares. This prospectus includes 1,500,000 shares under the new option.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling shareholders, except proceeds which we may receive from the exercise of warrants issued to selling shareholders, which will be used for general working capital purposes. Upon conversion by selling shareholders of their promissory notes, we will transfer the principal amounts of the notes from debt to equity in our financial statements. All net proceeds from the sale of the shares covered by this prospectus will go to the selling shareholders who offer and sell their shares.

SELLING SHAREHOLDERS

        The following table sets forth information known to us with respect to the number of shares of our common stock beneficially owned by each of the selling shareholders prior to the offering, and the number of and percentage of shares to be beneficially owned after the offering. In accordance with the rules and regulations of the SEC, beneficial ownership for each shareholder includes shares owned, and shares deemed to be owned by virtue of the shareholder's right to acquire them pursuant to conversion of our promissory notes, and exercise of warrants and options that are currently exercisable or become exercisable within the next 60 days.

        The table also sets forth the total number of shares of our common stock offered by each selling shareholder, and the number acquired, or that may be acquired in the future, from conversion of our promissory notes, payment of interest on our promissory notes, and exercise of warrants and options.

        The table assumes that the selling shareholders will sell all of the shares offered by them in this offering. We are unable to determine, however, the exact number of shares that will actually be sold or when or if these sales will occur. To our knowledge, each of the persons named in this table has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by that person. None of the selling shareholders has had any position, office or other material relationship with us in the past three years.

	Beneficial Ownership Prior to Offering	Shares Offered				Beneficial Ownership After Offering
Beneficial Owners(1)(2)	Number of Shares(3)	Private Placement	Notes(4)	Warrants	Total	Number of Shares(5)	Percent
March 2003 Purchasers
Ask Property Management	23,255	23,255	0	0	23,255	0	*
Stephen L. Becher	58,139	58,139	0	0	58,139	0	*
Dennis Boileau	11,511	11,511	0	0	11,511	0	*
Allen and Nancy Dyrdahl JT TEN	58,139	58,139	0	0	58,139	0	*
W. Bruce Erickson	23,255	23,255	0	0	23,255	0	*
John and Mary Feltl JT TEN	108,000	100,000	0	0	100,000	8,000	*
Paul Heibel	23,255	23,255	0	0	23,255	0	*
James H. Peters Ltd.	5,225	5,225	0	0	5,225	0	*
Kimiko Mika	5,000	5,000	0	0	5,000	0	*
Henry and Janice Korf JT TEN	14,600	11,627	0	0	11,627	2,973	*
Ilo Leppick	21,000	21,000	0	0	21,000	0	*
Clem and Marlys Nelson JT TEN	21,352	21,352	0	0	21,352	0	*
John and Donnelda Prusak JT TEN	58,139	58,139	0	0	58,139	0	*
Realty Center, Inc. Profit-Sharing Trust	58,140	58,140	0	0	58,140	0	*
Bruce and Barbara Ruecker JT TEN	15,000	15,000	0	0	15,000	0	*
Joe Semler Jr.	69,767	69,767	0	0	69,767	0	*
Matthew and Patricia Tikalsky JT TEN	200,000	200,000	0	0	200,000	0	*
Thomas M. Vertin	116,279	116,279	0	0	116,279	0	*
Patricia Vogelpohl	46,511	46,511	0	0	46,511	0	*
Donna Welsh	100,000	100,000	0	0	100,000	0	*

Elliot and Jean Cobb JT TEN	50,000	50,000	0	0	50,000	0	*
Ellis Family Limited Partnership	115,000	100,000	0	0	100,000	15,000	*
John F. Rooney	100,000	100,000	0	0	100,000	0	*
Pyramid Partners, L.P.	400,000	250,000	0	0	250,000	150,000	*
Benchworthy & Co.	400,000	400,000	0	0	400,000	0	*
Kane & Co	2,500,000	900,000	0	0	900,000	1,800,000	4.9%
George Walsh	11,627	11,627	0	0	11,627	0	*
Jerry Papenfuss	23,255	23,255	0	0	23,255	0	*
Thomas M. Kelleher	100,000	100,000	0	0	100,000	0	*
Joe Semler SEP/IRA	76,744	76,744	0	0	76,744	0	*
Donald F. Hagen Revocable Trust	23,255	23,255	0	0	23,255	0	*
Bruce G. Ruecker IRA	25,000	25,000	0	0	25,000	0	*
Mary K. Norsted	11,627	11,627	0	0	11,627	0	*
Steven Bruggeman	69,767	69,767	0	0	69,767	0	*
Feltl and Company(6)	253,350	253,350	0	0	253,350	0	*
10% Senior Subordinated Convertible Noteholders
Amaranth Trading L.L.C.	3,639,964	0	5,074,046	0	5,074,046	0	*
Maple Row Partners L.P.	1,651,210	0	2,104,840	0	2,104,840	0	*
Stuart Schapiro Money Purchase Plan	110,081	0	140,324	0	140,324	0	*
Straus Partners	770,565		982,260	0	982,260	0	*
Straus GEPT Partners	242,177	0	308,708	0	308,708	0	*
Straus-Spelman Partners	88,065	0	112,260	0	112,260	0	*
C.E. Unterberg Towbin Capital Partners I, L.P.	649,476	0	827,904	0	827,904	0	*
Thomas I. Unterberg	220,161	0	280,644	0	280,644	0	*
Ellen Unterberg Celli	110,081	0	140,324	0	140,324	0	*
Emily Unterberg Saltoff	110,081	0	140,324	0	140,324	0	*
Marjorie & Clarence E. Unterberg Foundation, Inc.	220,161	0	280,644	0	280,644	0	*
Bella & Israel Foundation # 2	55,040	0	70,160	0	70,160	0	*
Rebecca Rose Celli Trust	27,520	0	35,080	0	35,080	0	*
T.I. Unterberg Grandchildrens Trust	27,520	0	35,080	0	35,080	0	*
Emily U. Satloff Family Trust	27,520	0	35,080	0	35,080	0	*
Ellen U. Celli Family Trust	27,520	0	35,080	0	35,080	0	*
Robert D. Long	76,923	0	182,186	0	182,186	0	*
Woodville, LLC	887,370	0	1,298,395	0	1,298,395	0	*
C.E. Unterberg, Towbin	27,520	0	35,080	0	35,080	0	*
John Gutfreund	82,560	0	105,240	0	105,240	0	*
John Colton	96,154	0	227,733	0	227,733	0	*
Ahab Capital f/k/a Pequod Investments L.P.	100,000	0	236,842	0	236,842	0	*
Richard C. Perkins IRA	127,728	0	210,603	0	210,603	0	*

Alice Ann Corporation	82,764	0	105,299	0	105,299	18,900	*
Robert G. Allison	179,081	0	140,324	0	140,324	69,000	*
Anchor Scientific, Inc. SPN/PRO	73,864	0	105,299	0	105,299	10,000	*
Gary A. Bergren	44,704	0	73,170	0	73,170	0	*
David & Carole Brown Revocable Trust	118,864	0	105,299	0	105,299	55,000	*
Craig L. Campbell IRA	41,932	0	52,650	0	52,650	10,000	*
Robert H. Clayburgh IRA	73,864	0	105,299	0	105,299	10,000	*
Bradley Erickson IRA	88,864	0	105,299	0	105,299	25,000	*
Thomas J. Franta	30,545	0	42,120	0	42,120	5,000	*
Michael P. Garrett Special Account	34,932	0	52,650	0	52,650	3,000	*
Fred T. Gerbig IRA	38,432	0	52,650	0	52,650	6,500	*
Richard Gilliland IRA	46,318	0	63,180	0	63,180	8,000	*
Dennis D. Gonyea	95,864	0	105,299	0	105,299	32,000	*
Jerry & Catherine Herrmann JTWROS	50,182	0	52,650	0	52,650	18,250	*
Dorothy J. Hoel	142,628	0	210,603	0	210,603	14,900	*
Raymond R. Johnson	63,864	0	105,299	0	105,299	0	*
Richard A. Justman SEP/IRA	64,020	0	35,080	0	35,080	36,500	*
Elizabeth J. Kuehne	68,318	0	63,180	0	63,180	30,000	*
Robert L. Kunz, Jr. Trust	35,932	0	52,650	0	52,650	4,000	*
Dan L. Lastavich IRA	36,932	0	52,650	0	52,650	5,000	*
Charles W. Pappas IRA	35,932	0	52,650	0	52,650	4,000	*
John T. Potter IRA	63,864	0	105,299	0	105,299	0	*
Alan R. Reckner	47,182	0	52,650	0	52,650	15,250	*
Carolyn Salon	94,318	0	63,180	0	63,180	56,000	*
Joel Salon	41,818	0	63,180	0	63,180	3,500	*
Charles J. Schoen	44,545	0	42,120	0	42,120	19,000	*
Schwartzman Co. Inc. P/S/ Plan	25,545	0	42,120	0	42,120	0	*
Dr. Paul and Nancy Seel JT TEN	59,318	0	63,180	0	63,180	21,000	*
Stephen P. Vertin	38,545	0	42,120	0	42,120	13,000	*
Cedric and Margaret E. Veum Living Trust	66,932	0	52,650	0	52,650	35,000	*
Veum Veterinarians, Ltd. SPN/PEN	63,864	0	105,299	0	105,299	0	*
Luke W. Vidor	76,028	0	49,112	0	49,112	37,500	*
Janet M. Voight Trust	72,091	0	84,239	0	84,239	21,000	*
James B. Wallace SPN/PRO	59,341	0	84,239	0	84,239	8,250	*
David Westrum Revocable Living Trust	78,318	0	63,180	0	63,180	40,000	*
Michael Wilcox IRA	46,318	0	63,180	0	63,180	8,000	*
Scott and Mary Strickland	25,545	0	42,120	0	42,120	0	*
William Baxter IRA	29,045	0	42,120	0	42,120	3,500	*

William Baxter Revocable Trust	51,545	0	42,120	0	42,120	26,000	*
Lenders
Silicon Valley Bank(7)	30,000	0	0	30,000	30,000	0	*
Laurus Master Fund, Ltd.(8)	6,276,188	0	4,886,530	2,050,000	6,936,530	0	*
Totals	23,309,772	3,420,219	20,621,311	2,080,000	26,121,530	2,648,023	7.2%

*
Less than one percent.

(1)
Certain of the selling shareholders are affiliated with broker-dealers as follows: John and Mary Feltl—Feltl and Company; Amaranth Trading L.L.C.—Amaranth Securities L.L.C.; John Colton—Gilder Gagnon Howe & Co., LLC; and Silicon Valley Bank—SVB Securities and Alliant Partners. All of these selling shareholders have represented to us that they acquired our securities in the ordinary course of business and without any agreements, directly or indirectly, with any person to distribute the securities.

(2)
Those selling shareholders which are entities are controlled by the following persons: Ask Property Management—Art Bannerman; Realty Center, Inc. Trust—Thomas A. Ries and James A. Lamson; Benchworthy & Co. and Kane & Co.—Wellington Management Co.; Amaranth Trading L.L.C.—Nicholas Maounis; Maple Row Partners L.P.—Eric Blattman; Straus Partners, Straus GEPT Partners and Straus-Spelman Partners—Melville Straus; C. E. Unterberg Towbin Capital Partners I, L.P., M. & C. Unterberg Foundation, and B. & I. Foundation—T. I. Unterberg; Woodville LLC—Jeffrey Sowada; Ahab Capital—Jon Gallen; Alice Ann Corporation, Pyramid Partners, L.P., Anchor Scientific, Inc. SPN/PRO, and Veum Vet., Ltd. SPN/PEN—Richard C. Perkins, Jr.; Silicon Valley Bank—Silicon Valley Bancshares, a publicly traded company; and Laurus Master Fund, Ltd.-David Grin and Eugene Grin.

(3)
The number of shares owned before the offering is less than the number of shares offered by the noteholders in some cases, and by Laurus, and in total, because the number of shares owned before the offering does not include shares issuable in payment of interest during 2003-2006.

(4)
Of the shares offered by the noteholders, 10,078,357 shares (64.1%) consist of shares issuable upon conversion of the notes, and 5,656,424 shares (35.9%) consist of shares payable as interest, except for Mr. Long, Mr. Colton, and Ahab Capital, who have not agreed to accept shares in payment of interest. Of the shares offered by Laurus, 4,226,188 shares (60.9%) are shares issuable upon conversion of notes, 660,342 shares (9.5%) are shares payable as interest, and 2,050,000 shares (29.6%) are issuable upon exercise of warrants and options.

(5)
Reflects shares purchased and sold in the open market after the beginning of the offering.

(6)
Feltl and Company is a broker-dealer, and it was the placement agent for the March 2003 private placement. Its ownership consists of a warrant to purchase 253,350 shares issued to it as part of its compensation.

(7)
Silicon Valley Bank is the lender with which we entered into a line of credit in June 2003. Its ownership consists of a warrant to purchase 30,000 shares issued to it in connection with the transaction.

(8)
Laurus Master Fund, Ltd. is the lender from the March 2004 and April 2005 financing transactions. Its total shares offered consists of 4,226,188 shares issuable upon conversion of notes, 660,342 shares payable as interest, and 2,050,000 shares issuable upon exercise of warrants and options.

PLAN OF DISTRIBUTION

        We are registering 26,121,530 shares of our common stock on behalf of the selling shareholders. The selling shareholders named in the table above, or pledgees, donees, transferees or other successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale transfer after the date of this prospectus, may sell the shares from time to time. All of such persons are "selling shareholders" as that term is used in this prospectus. The selling shareholders are offering shares of common stock that they received from us pursuant to private placement transactions. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

        The selling shareholders may sell the shares from time to time in one or more of the following transactions:

  •
  an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

  •
  ordinary brokerage transactions and transaction in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

  •
  purchase by a broker-dealer as principal and resale by such broker-dealer for its own account; or

  •
  any combination of the foregoing.

        The sale price to the public may be:

  •
  the market price prevailing at the time of sale;

  •
  a price related to such prevailing market price;

  •
  a negotiated or fixed price; or

  •
  such other price as the selling shareholders determine from time to time.

        The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at the time.

        The selling shareholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also:

  •
  sell our common stock short and redeliver the shares to close out the short position;

  •
  enter into options or other types of transactions that require the selling shareholder to deliver the shares to broker-dealers, who will then resell or transfer the shares pursuant to this prospectus, as supplemented or amended to reflect such transactions; or

  •
  loan or pledge the shares to broker-dealers, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transactions.

        In addition, any shares that qualify for sale under Rule 144 may be sold in accordance with Rule 144 rather than pursuant to this prospectus.

        The selling shareholders may also sell the shares directly to market makers acting as principal and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker- dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling shareholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling shareholders.

        As disclosed in the Selling Shareholders table, one of the selling shareholders is a broker-dealer, and other selling shareholders are affiliated with broker- dealers. Any selling shareholder who is a broker-dealer will be considered an underwriter, as that term is defined in the Securities Act of 1933, with respect to the sale of any shares offered in this Prospectus, and other selling shareholders may also be considered underwriters. Any selling shareholder who is considered an underwriter will be subject to SEC and NASD rules and regulations on the sale of their shares, to the extent applicable, and any commissions and profits received by them on the sale of their shares may be treated as underwriter's compensation under such rules and regulations. The selling shareholders are primarily responsible for paying the expenses incident to the offering and sale of the shares to the public. We are paying all costs incident to the registration of these shares, such as registration fees, filing, printing expenses and other expenses of complying with the state securities or blue sky laws of any jurisdiction in which the shares are to be registered or qualified.

        The selling shareholders may sell all or any part of the shares offered in this prospectus through an underwriter. No selling shareholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling shareholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or amendment to this prospectus.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

        The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such Act, including, without limitation, the anti-manipulation rules of Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect marketability of the shares.

        We will make copies of this prospectus available to the selling shareholders, and we have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered by this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

        We may suspend the use of this prospectus, in the event that there is a material, or potentially material, development involving MCT, or there is an occurrence of an event that renders the information in this prospectus misleading, incomplete or untrue.

DESCRIPTION OF OUR CAPITAL STOCK

        Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

        As of May 6, 2005, there were issued and outstanding 25,566,514 shares of common stock held by 322 stockholders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive any dividends that the board of directors declares out of available funds. In the event of a liquidation, dissolution or winding up of the company, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of common stock are, and the shares to be sold pursuant to this prospectus will be, fully paid and non-assessable.

Preferred Stock

        The board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations and restrictions of each series, without any further vote or action of the stockholders. The issuance of any preferred stock could dilute the voting power or otherwise adversely affect the rights of the common stock. The issuance of preferred stock could have the effect of acting as an anti-takeover device to delay or prevent a change in control of the company. There are no shares of preferred stock currently outstanding and the company has no present plans to issue preferred stock.

Potential Anti-Takeover Effects of Minnesota Law

        Section 671 of the Business Corporation Law of the State of Minnesota applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, resulting in the beneficial ownership change of 20% or more of the voting stock then outstanding.

        Section 671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority of our shareholders. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

        Section 673 of the Minnesota Business Corporation Law generally prohibits any business combination by us, or any subsidiary of us, with any shareholder that purchases 10% or more of our voting shares (an "interested shareholder"), within the four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of disinterested members of our board of directors before the interested shareholder's share acquisition date.

        Section 675 of the Minnesota Business Corporation Law generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is Wells Fargo Bank Minnesota, N.A.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus has been passed upon for us by Best & Flanagan LLP, Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements as of and for the years ended December 31, 2004 and 2003 incorporated in this prospectus by reference to our Annual Report on Form 10-K have been audited by Virchow, Krause & Company, LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's ability to continue as a going concern), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's ability to continue as a going concern) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the documents listed below:

  •
  Our latest Annual Report on Form 10-K filed on March 14, 2005, amended by Form 10-K/A filed on April 28, 2005.

  •
  Current Report on Form 8-K dated February 3, 2005.

  •
  Current Report on Form 8-K dated February 18, 2005.

  •
  Current Report on Form 8-K dated February 25, 2005.

  •
  Current Report on Form 8-K dated April 27, 2005.

  •
  Current Report on Form 8-K dated April 29, 2005.

  •
  Quarterly Report on Form 10-Q for the quarter ended March 26, 2005.

        Delivered with this prospectus are copies of our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q. In addition, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) but not delivered with this prospectus. You should direct requests for documents to:

  Micro Component Technology, Inc.
  Attention: Michelle Sprunck
  2340 West County Road C
  St. Paul, Minnesota 55113
  Telephone Number: (651) 697-4200

WHERE YOU CAN FIND MORE INFORMATION

        We are currently subject to the information requirements of the Exchange Act. As a result, we are required to file periodic reports and other information with the SEC, such as annual, quarterly and current reports and proxy statements. You may inspect and copy the reports, proxy statements and other documents we file with the SEC, at prescribed rates, at the following public reference facilities the SEC maintains:

  Judiciary Plaza
  450 Fifth Street, N.W.
  Washington D.C. 20548

        You may obtain information regarding the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are available to the public free of charge at the SEC's website. The address of the website is http://www.sec.gov.

        We have filed registration statements on Form S-2 with the SEC pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statements, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statements, and all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein.

        We intend to furnish our shareholders with annual reports containing financial statements audited by an independent auditor, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

INDEMNIFICATION

        Minnesota law and our Articles of Incorporation eliminate or limit certain liabilities of our directors. Minnesota law and our Bylaws require us to indemnify our directors, officers and employees in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling MCT pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$248
Accounting fees and expenses	8,000
Legal fees and expenses	10,000
Printing expenses	2,000
Blue Sky fees and expenses	1,000
Transfer agent and registrar fees	500
Miscellaneous	3,252

Total	$25,000

        Except for the SEC filing fee, all of the above fees are estimates. All of the expenses will be borne by the Registrant.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors, employees, and agents to the fullest extent provided by Section 302A.521. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in ITEM 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We maintain directors' and officers' liability insurance, including a reimbursement policy in favor of the Registrant.

        The agreement that we have with our selling shareholders provides that our directors, officers, and controlling person will be indemnified by the selling shareholders against certain civil liabilities that they may incur under the Securities Act in connection with this registration statement and the related prospectus.

ITEM 16. EXHIBITS

4.1	Specimen Form of our Common Stock Certificate (incorporated by reference to the exhibits to the registration statement on Form S-1 filed August 24, 1993, as amended, SEC File Number 33-67846).
5.1	Opinion and Consent of Best & Flanagan LLP (filed herewith).
10.1
Amendment No. 1 by and between Micro Component Technology, Inc. and Laurus Master Fund, Ltd. dated January 28, 2005 to Secured Convertible Term Note, Secured Revolving Note, Registration Rights Agreement and Minimum Borrowing Note Registration Rights Agreement (schedules omitted) (incorporated by reference to the report on Form 8-K filed by MCT on February 3, 2005).
10.2	Common Stock Purchase Warrant with Laurus Master Fund, Ltd. dated January 28, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on February 3, 2005).
10.3	Second Agreement for Payment of Interest with Stock, effective January 31, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on February 25, 2005).
10.4	$2,500,000 Secured Convertible Note from MCT to Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
10.5	Securities Purchase Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
10.6	Registration Rights Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
10.7	Master Security Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
10.8	Option Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
23.1	Consent of Deloitte & Touche LLP (filed herewith).
23.2	Consent of Virchow, Krause & Company LLP (filed herewith).
23.3	Consent of Best & Flanagan LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

ITEM 17. UNDERTAKINGS

        The undersigned Registrant hereby undertakes, in accordance with Item 512 of Regulation S-K:

          (a)   (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

            (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (b)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (e)   To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES AND POWERS OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota.

Dated: May 10, 2005	MICRO COMPONENT TECHNOLOGY, INC.
	By:	/s/ ROGER E. GOWER Roger E. Gower President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed on May 10, 2005 by the following persons in the capacities indicated.

        Each person whose signature appears below also constitutes and appoints Roger E. Gower and Thomas P. Maun, and either of them, his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and person each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Capacity

/s/ ROGER E. GOWER Roger E. Gower	President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)
/s/ THOMAS P. MAUN Thomas P. Maun	Vice President of Finance/Administration, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ DONALD J. KRAMER Donald J. Kramer	Director
/s/ DAVID M. SUGISHITA David M. Sugishita	Director
/s/ DONALD R. VANLUVANEE Donald R. VanLuvanee	Director

/s/ PATRICK VERDERICO Patrick Verderico	Director
/s/ DR. SHELDON BUCKLER Dr. Sheldon Buckler	Director
/s/ D. JAMES GUZY D. James Guzy	Director

EXHIBIT INDEX

4.1	Specimen Form of our Common Stock Certificate (incorporated by reference to the exhibits to the registration statement on Form S-1 filed August 24, 1993, as amended, SEC File Number 33-67846).
5.1	Opinion and Consent of Best & Flanagan LLP (filed herewith).
10.1
Amendment No. 1 by and between Micro Component Technology, Inc. and Laurus Master Fund, Ltd. dated January 28, 2005 to Secured Convertible Term Note, Secured Revolving Note, Registration Rights Agreement and Minimum Borrowing Note Registration Rights Agreement (schedules omitted) (incorporated by reference to the report on Form 8-K filed by MCT on February 3, 2005).
10.2	Common Stock Purchase Warrant with Laurus Master Fund, Ltd. dated January 28, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on February 3, 2005).
10.3	Second Agreement for Payment of Interest with Stock, effective January 31, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on February 25, 2005).
10.4	$2,500,000 Secured Convertible Note from MCT to Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
10.5	Securities Purchase Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on My 5, 2005).
10.6	Registration Rights Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
10.7	Master Security Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
10.8	Option Agreement between MCT and Laurus Master Fund, Ltd., dated April 29, 2005 (incorporated by reference to the report on Form 8-K filed by MCT on May 5, 2005).
23.1	Consent of Deloitte & Touche LLP (filed herewith).
23.2	Consent of Virchow, Krause & Company LLP (filed herewith).
23.3	Consent of Best & Flanagan LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INDEMNIFICATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS
  ITEM 17. UNDERTAKINGS
SIGNATURES AND POWERS OF ATTORNEY
EXHIBIT INDEX